SECU 14045301 SION

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SEC Mail Processing Section
JUN 02 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45054

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2013 (MM/DD/YY) AND ENDING 3/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investors Capital Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

INVESTORS CAPITAL CORP. SIX KIMBALL LANE, SUITE 150
(No. and Street)

LYNNFIELD (City) MA (State) 01940 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carl Serra 781-477-4714
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM, LLP
(Name – *if individual, state last, first, middle name*)

53 STATE STREET (Address) BOSTON (City) MA (State) 02109 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, TIMOTHY B. MURPHY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INVESTORS CAPITAL CORPORATION, as of MARCH 31st, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[illegible] YAN
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
June 10, 2016

Signature

CHIEF EXECUTIVE OFFICER
Title

Julie A. Bryan
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTORS CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF INVESTORS CAPITAL HOLDINGS, LTD.)

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED MARCH 31, 2014

INVESTORS CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF
INVESTORS CAPITAL HOLDINGS, LTD.)

FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Investors Capital Corporation
(A Wholly-Owned Subsidiary of Investors Capital Holdings, Ltd.)

Report on the Financial Statement

We have audited the accompanying financial statement of Investors Capital Corporation, a wholly-owned subsidiary of Investors Capital Holdings, Ltd. (the "Company"), which comprise the statement of financial condition as of March 31, 2014, which is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

MARCUMGROUP
MEMBER

Marcum LLP ▪ 53 State Street ▪ 38th Floor ▪ Boston, MA 02109 ▪ Phone 617.742.9666 / 800.998.1040 ▪ Fax 617.742.3178 ▪ marcumllp.com

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Investors Capital Corporation as of March 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Marcum LLP

Boston, Massachusetts
May 29, 2014

INVESTORS CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF INVESTORS CAPITAL HOLDINGS, LTD.)

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2014

Assets	
Cash and cash equivalents	$ 4,377,899
Deposit with clearing organization	175,000
Receivables:	
Brokers and clearing organizations	5,577,303
Employees and registered representatives	2,717,117
Other	254,437
Securities owned, at fair value	306,036
Property and equipment, net	45,929
Other assets	655,669
Prepaid income taxes	2,557
Due from related parties, net	2,123,123
Deferred tax asset, net	1,468,146
Total Assets	$ 17,703,216
Liabilities and Stockholder's Equity	
Payables:	
Brokers and clearing organization	$ 3,863,262
Other	764,108
Accrued liabilities	1,474,427
Deferred revenue	104,363
Subordinated borrowings	2,000,000
Note payable	1,072,909
Total liabilities	9,279,069
Commitments and contingencies (Note 9)	
Stockholder's equity:	
Common stock, no par value; 150,000 shares authorized, 1,000 shares issued and outstanding	6,743,287
Retained earnings	1,680,860
Total stockholder's equity	8,424,147
Total Liabilities and Stockholder's Equity	$ 17,703,216

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF BUSINESS

Investors Capital Corporation (the "Company" or "ICC") began operations on July 6, 1992. The Company is a wholly-owned subsidiary of Investors Capital Holdings, Ltd. ("ICH" or the "Parent"), which is publicly traded on the NYSE AMEX ("Amex"). The Company is dually registered under the Securities Exchange Act of 1934, the Investment Advisors Act of 1940 and applicable state law to provide broker/dealer and investment advisory services in all fifty states, the District of Columbia, and Puerto Rico. ICC maintains a national network of independent financial representatives who are licensed to provide these services. These representatives are licensed to sell securities through the Company with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission (the "SEC") acting as the requisite federal and local regulatory agencies. The Company clears all of its business on a fully disclosed basis through Pershing, LLC ("Pershing"), its clearing broker. ICC, doing business as Investors Capital Advisors ("ICA"), is the Company's primary provider of investment advisory services.

On October 27, 2013, ICH executed a definitive merger agreement (the "Merger Agreement") with RCS Capital Corp ("RCAP"), pursuant to which RCAP will acquire ICH and its subsidiaries, including ICC, for a total consideration of approximately $52.5 million comprised of cash and RCAP stock. The closing of the transaction is subject to customary closing conditions, including FINRA approval of the proposed change in control for ICC, as well as both regulatory and shareholder approval of the transaction by ICH stockholders. The transaction is expected to close in July 2014.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

SECURITIES TRANSACTIONS

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The Company's security positions are valued at market with the resulting net unrealized gains and losses reflected in current operations.

RECEIVABLE FROM AND PAYABLE TO BROKERS AND CLEARING ORGANIZATIONS

The balances shown as receivable from and payable to brokers and clearing organizations represent amounts due in connection with the Company's normal transactions involving trading of securities. Management considers all receivables to be collectible; therefore, no allowance for doubtful accounts has been provided. Commission receivables from one source were 25% of total receivables for the year ended March 31, 2014.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CASH AND CASH EQUIVALENTS

The Company defines cash equivalents as highly liquid overnight deposits held in the ordinary course of business, as well as all short-term investments with an original maturity at the date of purchase of 90 days or less.

USE OF ESTIMATES

The preparation of financial Statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial Statement and the reported amounts of revenues and expenses during the period. Those estimates that deal with the valuation of securities and other assets, revenue recognition, legal reserves and the allowance for doubtful accounts involve a particularly high degree of judgment and complexity. Accordingly, actual results could differ from those estimates.

RECEIVABLES – ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company's policies for determining whether a receivable is considered uncollectible are as follows:

Loans to registered representatives, net - Management performs periodic evaluations and provides an allowance based on the assessment of specifically identified unsecured receivables and other factors, including the representative's payment history and production levels. Once it is determined that it is both probable that a loan has been impaired, typically due to the termination of the relationship, and the amount of loss can reasonably be estimated, the portion of the loan balance estimated to be uncollectible is recorded.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the related assets, over a period of eighteen months to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Routine repairs and maintenance are expensed as incurred.

The Company reviews the carrying value on its property and equipment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from its use and eventual disposition. In cases where an asset is not in use and subsequently disposed of, the Company recognizes a loss on disposal that is equal to the carrying value at the time of disposal offset against any proceeds received.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate income tax return basis and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statement, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Deferred income taxes are the result of timing differences between book and taxable income and consist primarily of deferred compensation, legal and settlement accruals, and differences between depreciation expenses for financial statement purposes versus tax return purposes.

A valuation allowance is provided at the Parent's consolidated financial statements, as part of the unitary consolidated tax calculation and filing, when it is more likely than not that some portion or all of the deferred tax assets will not be realized. As of March 31, 2014, the Company had established a valuation allowance for certain deferred tax assets, as Management determined that those future tax benefits are not fully realizable.

The Company recognizes and measures its unrecognized tax benefit and expense and assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefit and expense is adjusted when new information is available or when an event occurs that requires a change.

STOCK-BASED AWARDS

As of October 1, 1997, the Parent's Board of Directors adopted the 1996 Incentive Stock Option Plan (the "1996 Plan"). The Company's key employees, directors, and the registered representatives are eligible to receive ICH stock options under the 1996 Plan. The aggregate number of shares to be delivered under the Parent's 1996 Plan cannot exceed 300,000 shares. As of March 31, 2014, the Company had granted all of the shares of stock under the 1996 Plan.

As of May 17, 2005, the Parent's Board of Directors adopted the 2005 Equity Incentive Plan (the "2005 Plan"). Under the 2005 Plan, the Parent's Board of Directors is authorized to award shares of ICH common stock and options to purchase shares of ICH common stock to employees, independent representatives, and others who have contributed to or are expected to

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

STOCK-BASED AWARDS (CONTINUED)

contribute to the Company, its businesses, and prospects. Under the 2005 Plan, ICH stock options and restricted stock customarily are granted in connection with initial employment or under various retention plans. The Parent has not granted any ICH options under the 2005 Plan.

Restricted shares of ICH stock granted under the 2005 Plan to representatives vest over a three year period, and to employees over a seven year period; unvested shares are forfeitable in the event of termination of the grantee's relationship with the Company, other than for death or disability, and vesting accelerates upon material change in ownership of the Parent. The compensation cost associated with ICH restricted stock grants is recognized over the vesting period of the shares and is calculated as the market value of the shares on the date of grant.

As of March 31, 2014, the Parent had 646,583 restricted stock awards granted to current employees, of which 322,533 are fully vested.

SUBSEQUENT EVENTS

The Company has evaluated subsequent events through May 29, 2014, the date the financial statements were available to be issued, and concluded there were no material subsequent events requiring disclosures.

NOTE 3 – SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED AT FAIR VALUE

Securities owned consist of both marketable securities and not readily marketable securities and are recorded at fair value. Securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to purchase the results of operations.

As of March 31, 2014, the Company's proprietary trading and investment accounts consisted of the following securities:

Fair Value:	Owned	Sold, not yet purchased
Mutual funds	$ 306,036	$ --
	$ 306,036	$ --

NOTE 4 – LOANS TO REGISTERED REPRESENTATIVES

In order to assist its representatives in setting up their respective businesses, the Company makes various loans. These loans are generally forgivable over a multi-year term and forgiveness is based on the condition that the representative remains licensed with the Company and the achievement of specified performance goals. Upon forgiveness, the loans are charged to commission expense for financial reporting purposes. Some loans to registered representatives are not subject to forgiveness contingency, thus are subject to an amortization timetable with monthly payments of principal and interest required.

Interest charged on these loans to representatives ranges from 4.25% to 8.25% annually. Loans to registered representatives included in receivables from employees and registered representatives are as follows at March 31:

Forgivable loans	$ 1,614,006
Other loans	378,931
Total loans	$ 1,992,937

Included in other loans is a loan receivable from a registered representative in connection with a regulatory matter settled with the Massachusetts Securities Division on October 27, 2010. This representative has agreed to reimburse the Company for certain amounts paid by the Company with respect to this regulatory matter. The amount due on this receivable was $276,503 for the year ended March 31, 2014.

NOTE 5 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at March 31:

Equipment	$ 1,450,571
Furniture and fixtures	904,450
Leasehold improvements	112,866
	2,467,887
Less: accumulated depreciation	(2,421,958)
Property and equipment, net	$ 45,929

NOTE 6 – SUBORDINATED BORROWINGS

The lender, consisting of the Company's clearing broker, have, under a Subordinated Debt Agreement and related Rider, subordinated its rights of collection of principal and claims to all other present and future senior creditors of the Company prior to the expiration of the agreement. The subordinated borrowings are covered by an agreement approved by FINRA on March 8, 2013 and are thus available for computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements and other covenants, they may not be repaid.

As of March 31, 2014, the balance of subordinated borrowings was $2,000,000. The Company's subordinated borrowings mature on March 8, 2016. The interest rate is prime plus five percent (8.25% at March 31, 2014), payable monthly.

NOTE 7 – RELATED PARTY TRANSACTIONS

From time to time, the Company may enter into transactions with related parties which occur in the normal course of business and are deemed to be transacted at "arm's length" by management or that the Company deems immaterial.

Effective July 1, 2009, ICC agreed to reimburse ICH in the form of a management fee (the "Management Fee Agreement") for ICH-incurred overhead expenses that are necessary for ICC to effectively conduct its operations. This overhead primarily is in the nature of salaries and professional and legal fees incurred to obtain such services as audit engagements, legal advice, and industry expertise.

Effective in January 2014, the Company filed an expense sharing agreement "(agreement") with FINRA between, ICC, ICH, and Advisor Direct, ("AD"), also a subsidiary broker-dealer of ICH. The agreement relates to its expense allocation for shared administrative, record-keeping, and compliance expenses incurred by ICC and ICH that are allocated to AD. The Company assesses the risk these agreements may have on the firm's net capital. At March 31, 2014, the Company was owed an aggregate of $2,123,123 from ICH for management fees, its expense sharing arrangement, and intercompany cash transfers.

Effective December 2007, ICH established the Investors Capital Holdings, Ltd. Deferred Compensation Plan (the "Plan"), as well as a Rabbi Trust Agreement for this Plan, for which the ICH is the sponsor. The funded Plan enables eligible ICC's representatives to elect to defer a portion of earned commissions, as defined by the Plan. ICC remits deferrals to ICH.

NOTE 8 – INCOME TAXES

The Company is included in the consolidated federal income tax return filed by its Parent. Federal income taxes are calculated as if the Company filed a separate federal income tax return.

The net deferred tax assets include the following at March 31:

Deferred tax assets (liabilities:)	
Accruals and reserves	$ 406,346
Deferred compensation	1,029,143
Depreciation and other	49,926
Charitable contributions	25,365
Net operating losses	381,503
Other liabilities	(42,634)
Total deferred tax assets, net, before valuation allowance	1,849,649
Valuation allowance	(381,503)
Deferred tax asset, net	$ 1,468,146

A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax asset will not be realized. As of March 31, 2014, the Company determined that a valuation allowance of $381,503, by ICC, was necessary to offset the net operating loss portion of the deferred tax assets, since it is more likely than not that those benefits may not be realized.

NOTE 8 – INCOME TAXES (CONTINUED)

The Company recognizes and measures its unrecognized tax benefit or expense. The Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax expense or benefit is adjusted when new information is available or when an event occurs that requires a change. The Company recognizes the accrual of any interest and penalties related to unrecognized tax expense in income tax expense. No interest or penalties were recognized in 2014. The Company does not have any tax positions as of March 31, 2014 for which it is reasonably possible that the total amounts of unrecognized tax benefit or expense will significantly increase or decrease within twelve months of the reporting date.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

On October 19, 2012 the Company entered into a lease for 14,045 square feet and began occupying that space as our new Headquarters on December 1, 2012. This lease, which originally was for a term of sixteen months with expiration on March 31, 2014, has been amended to a three year extension, expiring on March 31, 2017. Also, on March 1, 2014, the Company amended the lease for additional space, for a total of 14,336 square feet.

The Company is finalizing litigation with the lessor of its former home office space. The Company recorded a $160,000 receivable based on a court order, dated May 30, 2013, that entitles ICC to an abatement of its rental payments, which include condo fees and real estate taxes. This amount excludes any contingent damages amounts which ICC may also recover once the litigation is finalized.

The total minimum, non-cancelable rent payments due in future periods under these existing operating leases are as follows for the year ended March 31:

2015	$ 341,723
2016	362,501
2017	314,106
Thereafter	--
Total	$ 1,018,330

NOTE 9 – COMMITMENTS AND CONTINGENCIES (CONTINUED)

OTHER CONTRACTUAL OBLIGATIONS

The Company offers loans and transition assistance to its representatives mainly for recruiting or retention purposes. These commitments are contingent upon certain events occurring, including, but not limited to, the representatives joining the Company and meeting certain production requirements. As of March 31, 2014, there were outstanding commitments of approximately $160,000.

LITIGATION AND CLAIMS

In the ordinary course of business, the Company and its subsidiaries are routinely defendants in or parties to pending and threatened legal actions and proceedings brought on behalf of various claimants, some of which seek material and/or indeterminable amounts. Certain of these actions and proceedings are based on alleged violations of consumer protection, securities and other laws and may involve claims for substantial monetary damages asserted against the Company and its subsidiaries. Also, the Company and its subsidiaries are subject to regulatory examinations, information gathering requests, inquiries, investigations and formal administrative proceedings that may result in fines or other negative impact on the Company. ICC is subject to regulation by the SEC, FINRA, NYSE - AMEX and other state securities regulators.

The Company maintains Errors and Omissions ("E&O") insurance to protect it from potential damages and/or legal costs associated with certain litigation and arbitration proceedings. Effective December 31, 2013, for claims related to alternative investment products, the Company's exposure is limited to $1,000,000 in aggregate defense and indemnity costs, subject to policy terms and conditions. Thereafter, following satisfaction of this aggregate deductible, the Company's exposure on claims for these same types of investments is $150,000 per claim, plus an additional 10% co-insurance on amounts exceeding $150,000. For all other investment products, the Company's exposure is $100,000 per claim. The Company also maintains a Fidelity Bond to protect itself from potential damages and/or legal costs related to fraudulent activities pursuant to which the Company's exposure is typically limited to a $350,000 deductible per claim, subject to policy terms and conditions.

The Company recognizes a legal liability when management believes it is probable that a liability has been incurred and the amount can be reasonably estimated. Conclusions on the likelihood that a liability has been incurred and estimates as to the amount of the liability are based on consultations with the Company's General Counsel who, when situations warrant, may engage and consult external counsel to assist with the evaluation and handle certain matters.

NOTE 9 – COMMITMENTS AND CONTINGENCIES (CONTINUED)

LITIGATION AND CLAIMS (CONTINUED)

The Company measures the gross amount of probable and reasonably estimated losses for claim settlements, and then applies applicable insurance coverage to determine the net liability or range of estimated loss, respectively. ICC records accruals for claim settlements based on the net liability, which would not exceed the applicable insurance deductible amount. The accrual for the net liability is reported in accrued expenses in the Balance Sheet. Specifically, contingent liabilities are generally limited to applicable insurance deductible amounts. The Company's insurance carrier generally confirms coverage at the inception of a claim, and the carrier assumes responsibility for direct payment for the final disposition or settlement of the matter, following the Company's satisfaction of the applicable deductible.

As of March 31, 2014, the Company had accrued expenses of approximately $1.67 million for legal fees and estimated probable settlement costs relating to the Company's defense in various legal matters. With respect to claims where loss exposure is reasonably possible, but not yet probable, the range of individual claim amounts is from $50,000 and $681,000, unless claims have indeterminable amounts. The estimated range of loss, net of insurance coverage, is from $0 - $930,000, in the aggregate, for all claims where a contingent loss is reasonably possible at March 31, 2014.

Key components of the March 31, 2014 accrual included (i) claims arising from alleged poor performance of certain alternative investments and other products that have experienced bankruptcy or other financial difficulties during or in connection with the recent recession and (ii) costs incurred in the settlement of state regulatory matters concerning sales practices.

NOTE 10– NOTES PAYABLE

At March 31, 2014, notes payable consisted of debt to finance insurance premiums. The total principal balance of such notes was $1,072,909, accruing interest at the rate of 1.89% per annum. All notes mature on November 30, 2014.

NOTE 11 – RETIREMENT PLAN

The Company participates in a 401(k) retirement plan (the "Plan") sponsored by ICH. The Plan covers substantially all employees who have met employment guidelines. Effective January 1, 2014, the Company instituted a safe harbor contribution. The Company matched 100% of the eligible participant's contribution up to 3% of the participant's qualifying wages and then 50% of the next 2% of participant's contribution.

NOTE 12 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Inputs are unadjusted quoted prices in active markets for identical assets or liabilities the Company have the ability to access.

Level 2 - Inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 - Inputs include unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. All financial instruments, primarily consisting of mutual funds, are carried at amounts that approximate fair value because of the short maturity of these instruments.

The following table presents the Company's fair value hierarchy for those financial assets and liabilities measured at fair value as of March 31, 2014:

Fair Value Measurements on Recurring Basis	Total	Level 1	Level 2	Level 3
Assets				
Mutual funds	$ 306,036	$ 306,036	$ --	$ --
Total assets	$ 306,036	$ 306,036	$ --	$ --

NOTE 12 – FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

VALUATION OF SECURITIES OWNED AT FAIR VALUE

The fair value of securities owned is determined based on quoted market prices. Securities traded on a national exchange are stated at the last reported sales price on the day of valuation; other securities traded in over-the-counter market and listed securities for which no sale was reported on that date are stated as the last quoted bid price.

NOTE 13 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

At March 31, 2014, the carrying amount of the Company's cash and cash equivalents was $4,377,899, of which $250,000 was covered by the Federal Deposit Insurance Corporation ("FDIC").

The Company's cash and cash equivalents as of March 31, 2014 includes $701,441 at its clearing broker-dealer, of which $500,000 was fully insured by the Securities Investor Protection Corporation ("SIPC").

NOTE 14 – NET CAPITAL REQUIREMENTS

ICC is subject to SEC Uniform Net Capital Rule (Rule 15c3-1) which requires that its broker-dealer subsidiary maintain minimum net capital. As of March 31, 2014, ICC computes net capital requirements under the alternative method, which requires firms to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances. Repayment or prepayment of subordinated debt and withdrawal of equity from retiring partners or officers is subject to net capital not falling below 5% of aggregate debits or 120% of minimum net capital requirement.

As of March 31, 2014, ICC had net capital of $2,284,677 (i.e., an excess of $2,034,677).

INVESTORS CAPITAL

INVESTORS CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF
INVESTORS CAPITAL HOLDINGS, LTD.)

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

FOR THE YEAR ENDED MARCH 31, 2014

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Stockholders of
Investors Capital Corporation
(A Wholly-Owned Subsidiary of Investors Capital Holdings, LTD.)
Lynnfield, Massachusetts

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2014, which were agreed to by Investors Capital Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Investors Capital Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Investors Capital Corporation's management is responsible for Investors Capital Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment and accrued amount in Form SIPC-7 with respective cash disbursement records entries (SIPC-7 worksheet calculating the annual assessment and the accrued assessment expense, copy of cancelled check for payment, including related bank statement, and traced the accrued expense to the trial balance), noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (Excel worksheet reconciling the SIPC-7 to the quarterly and year end trial balances), noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (Excel worksheet reconciling Form SIPC-7 to the quarterly and annual trial balance supporting the adjustments), noting no differences; and

5. Noted there was no overpayment to be applied to the current assessment when compared with Form SIPC-7 on which it was originally computed.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

Boston, Massachusetts
May 29, 2014

INVESTORS CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF INVESTORS CAPITAL HOLDINGS, LTD.)

SCHEDULE OF ASSESSMENT AND PAYMENTS

FOR THE YEAR ENDED MARCH 31, 2014

	Date Paid	Amount	
General assessment			$ 115,145
Less: payments made			
	10/29/13	$ 54,434	54,434
Interest on late payment(s)			--
Total assessment balance and interest due			$ 60,711
Paid with Form SIPC 7			$ 60,711

INVESTORS CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF INVESTORS CAPITAL HOLDINGS, LTD.)

DETERMINATION OF SIPC NET OPERATING REVENUES

FOR THE YEAR ENDED MARCH 31, 2014

Total Revenue		$94,026,923
Additions		
Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above		--
Net loss from principal transactions in securities in trading accounts		--
Net loss from principal transactions in commodities in trading accounts		--
Interest and dividend expense deducted in determining total revenue		--
Net loss from management of or participation in underwriting or distribution of securities		--
Expenses other than advertising, printing, registration fees and legal fees deducted in in determining new profit from management of or participation in underwriting or distribution of securities		--
Net loss from securities in investment accounts		--
Total Additions		--
Deductions		
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security future products		46,259,857
Revenues from commodity transactions		--
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions		1,513,293
Reimbursement for postage with proxy transactions		--
Net gain from securities in investment accounts		--
100% of commissions and markups earned from transactions in certificates of deposit, treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date		--
Direct expense of printing, advertising and legal fees incurred in connection with other revenue related to the securities business		--
Other revenue not related either directed or indirectly to the securities business		--
Greater of:		
Total interest & dividend expense but not in excess of total interest and dividend income	$ 195,652	
40% of interest earned on customers securities accounts	--	195,652
Total Deductions		47,968,802
SIPC Net Operating Revenues		$46,058,121
General Assessment @ .0025		$ 115,145